Exhibit d 2 g

ECLIPSE FUNDS INC.

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, made as of the 28th  day of October, 2009 (the “Agreement”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Madison Square Investors LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated August 1, 2008, (“Agreement”); and

WHEREAS, the parties hereby wish to amend the Agreement to reflect the removal of the Income Manager Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	effective October 28, 2009, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By: /s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Vice President & Assistant	Title:	Senior Managing Director
General Counsel

MADISON SQUARE INVESTORS LLC

Attest:	/s/ Nelida Bobe	By:	/s/ Tony Elavia
Name:	Nelida Bobe		Name:Tony Elavia
Title:	2nd Vice President		Title:Chief Executive Officer

SCHEDULE A

(As of October 28, 2009)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

FUND	ANNUAL RATE

Conservative Allocation Fund	0.050%

Growth Allocation Fund	0.050%

Growth Equity Fund *	0.350% up to $500 million; and 0.3375% in excess of $500 million

Moderate Allocation Fund	0.050%

Moderate Growth Allocation Fund	0.050%

S&P 500 Index Fund *	0.125% up to $1 billion; 0.1125% from $1 billion to $2 billion; 0.1075% from $2 billion to $3 billion; and 0.100% in excess of $3 billion

130/30 Core Fund *	0.500%

130/30 Growth Fund *	0.500%

130/30 International Fund *	0.550%

Retirement 2010 Fund	0.050%

Retirement 2020 Fund	0.050%

Retirement 2030 Fund	0.050%

Retirement 2040 Fund	0.050%

Retirement 2050 Fund	0.050%

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

A-1

* For certain Funds listed above, the Manager has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts.  These waivers or expense limitations may be changed with Board approval.  To the extent the Manager has agreed to waive its management fee or reimburse expenses, Madison Square Investors LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.

A-2